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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period February 22, 2005

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: February, 22, 2005	By:	/s/ GIORGIO SPRIANO Giorgio Spriano Head of Company Secretariat

SANPAOLO IMI

PRESS RELEASE

SANPAOLO IMI: called the ordinary Shareholders' Meeting
for 28 and 29 April (first and second call)

Turin, 22 February 2005—The Board of Directors of SANPAOLO IMI met today and called the ordinary Shareholders' Meeting for 28 and 29 April (first and second call) to deliberate on the financial statements for 2004 and distribution of income.

The ordinary Shareholders' Meeting will be asked to deliberate on the nomination of the members of the Board of Directors and Chairman for the period 2005–2007 and their remuneration.

The ordinary Shareholders' Meeting will also pronounce upon the authorisation for the purchase and sale of own shares.

INVESTOR RELATIONS
investor.relations@sanpaoloimi.com-Telefax +39 011 5552989
www.grupposanpaoloimi.com
 Dean Quinn (+39 011 5552593)
 Damiano Accattoli (+39 011 5553590)
 Alessia Allemani (+39 011 5556147)
 Andrea Filtri (+39 011 5556965)
 Anna Monticelli (+39 011 5552526)
 Cristina Montarolo (+39 0115555907)
 Sara Pellicanò (+39 011 5553518)
 Claudia Villata (+39 011 5559825)

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SIGNATURES
SANPAOLO IMI
PRESS RELEASE